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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-10378

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg CEDEX 9
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                                  No     ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated June 7, 2004, announcing Aventis' receipt of a positive opinion for Apidra from the European Committee for Medicinal Products for Human Use.
99.2	Press release, dated June 7, 2004, announcing Aventis' presentation of clinical trials of Lantus and Apidra at the American Diabetes Association annual meeting.
99.3	Press release, dated June 7, 2004, announcing Aventis' presentation of new long-term safety and efficacy data on Exubera (human insulin powder) at American Diabetes Association scientific sessions.
99.4	Press release, dated June 7, 2004, announcing a report by investigators that Taxotere offers significant survival benefits for head and neck cancer patients.
99.5	Press release, dated June 3, 2004, announcing Abbott Laboratories' acquisition of manufacturing and commercial rights to Trandolapril from Aventis.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: June 7, 2004	By:	/s/ DIRK OLDENBURG Name: Dirk Oldenburg Title: General Legal Counsel

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EXHIBIT LIST
Signatures